SECURITIES AND EXCHANGE COMMISSION
Washington D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2013

PRANA BIOTECHNOLOGY LIMITED
(Name of Registrant)

Level 2, 369 Royal Parade, Parkville, Victoria 3052 Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____________________

PRANA BIOTECHNOLOGY LIMITED
(a development stage enterprise)

The following exhibit is attached:

99.1
Appendix 4E - Preliminary Final Report, prepared pursuant to ASX Listing Rule 4.2A - Annual Financial Report for the Year ended June 30, 2013 of the Company containing the Company’s Consolidated Financial Statements as of June 30, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prana Biotechnology Limited /s/Geoffrey P. Kempler By: Geoffrey P. Kempler Chief Executive Officer

Date: August 30, 2013

EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION

99.1
Appendix 4E - Preliminary Final Report, prepared pursuant to ASX Listing Rule 4.2A - Annual Financial Report for the Year ended June 30, 2013 of the Company containing the Company’s Consolidated Financial Statements as of June 30, 2013.